Exhibit 99.1

Sinovac Receives China State Food and Drug Administration (SFDA) Approval for Pandemic Influenza H5N1 Vaccine
Wednesday April 2, 8:00 am ET

BEIJING, April 2, 2008 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading China-based biopharmaceutical company focusing on human vaccine development, announced today that Panflu, its pandemic influenza H5N1 whole viron inactivated vaccine, has been granted a production license by the China State Food and Drug Administration (SFDA). Panflu is the first and only approved vaccine available in China against the H5N1 influenza virus. Per the production license for Panflu granted by SFDA, the vaccine is approved for production solely to be supplied to the Chinese national vaccine stockpiling program and will not be sold directly to the market. The license also indicates that the Chinese government has the exclusive right to initiate Panflu vaccinations in an emergency or in the event of an influenza pandemic.

Mr. Weidong Yin, Chairman, President and CEO, stated, "The SFDA's approval of Panflu is an important milestone for Sinovac. Our clinical development team has devoted significant effort over the past four years and we are proud of this achievement. Sinovac is the only company in China that has successfully completed clinical trials for a pandemic influenza vaccine candidate, submitted the results to the SFDA, and received regulatory approval of production license. The government of China has indicated publicly their intention to stockpile the vaccine in advance of the Olympic Games in Beijing this summer. Sinovac is committed to working closely with the regulators and the government to develop and implement the national stockpiling program for the pandemic influenza vaccine."

Sinovac previously announced positive top-line results of a randomized, double-blind, Phase II clinical trial of its pandemic influenza (H5N1) vaccine at the end of 2007. The Phase II clinical trial results were submitted in February 2008 to the SFDA.

Sinovac commenced the development of a pandemic influenza vaccine in 2004. In June 2006, the Phase I clinical trial results indicated good immunogenicity and safety. In September 2006, the results were published in "The Lancet," an independent medical journal.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-82890088 Ext. 871

     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media Contact:
     Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7017
     Email: scarrington@theruthgroup.com

     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com